Orpheum Property, Inc.

August 3, 2012

Attn.: Ms. Yolanda Guobadia
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Orpheum Property, Inc. (File No. 0-30595)

Dear Ms. Guobadia:

As you know, on July 3, 2012, Orpheum Property, Inc. (the “Company”) filed a current report on Form 8-K with the Securities and Exchange Commission (“SEC”) regarding the dismissal of M&K CPAs, PLLC as the Company’s independent accountant. On July 5, 2012, the staff of the SEC’s Division of Corporation Financesent the Company a letter requesting that the Company clarify certain matters in its filing. As a result, the Company has filed various amended Forms 8-K with the SEC in response to the staff’s comments.

Now that the staff’s comments have been addressed, the staff has requested that the Company provide the acknowledgements set forth below.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosures in this filing.  The Company also acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.The Company further acknowledges that it may not assert SEC staff comments as a defense in any proceedings that might be initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/s/Morris Kahn
Morris Kahn, Chief Executive Officer

201 St Charles Ave. ◆ Suite 2534 ◆ New Orleans ◆ Louisiana ◆ 70170
504-599-5684 Office ◆ 504-322-0844 Fax
www.orpheumpropertyinc.com